EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 179/2006

April 10, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
April 10, 2006

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. CN 2032/2006

April 7, 2006

To : The President
The Stock Exchange of Thailand

Re: Notification of Resolution of the General Meeting of Shareholders No.94

The Bank held the General Meeting of Shareholders No.94 at the Head Office of the Bank, 1 Soi Kasikornthai, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok on Friday, April 7, 2006. The Meeting has resolved significant matters as summarized below:

1. The Meeting approved the Minutes of the General Meeting of Shareholders No.93
2. The Meeting acknowledged the Board of Directors' report of the year 2005 operations.
3. The Meeting approved the Balance Sheet and the Statement of Income for the year ended 31 December 2005.
4. The Meeting approved the appropriation of profit from 2005 operating results and dividend payment as follows:

Legal reserve	Baht	700,000,000.00
Dividend on ordinary shares	Baht	2,976,484,958.75

(Baht 1.25 per share, being 21.37 per cent of the 2005 net profit)

The dividend will be paid by April 18, 2006 to shareholders registered in the Register of Shareholders on March 17, 2006 at 1200 hours.

5. The Meeting approved the remuneration for the directors as follows:
   - Remuneration for the directors for the Board of Directors' Meeting totaling Baht 1,424,500 per month;
   - Remuneration for the Advisory Directors to the Management Committee totaling Baht 1,018,000 per month;
   - Remuneration for the Audit Committee totaling Baht 231,000 per month;
   - Remuneration for the Corporate Governance Committee totaling Baht 99,000 per month;

.../2

- Remuneration for the Human Resources and Remuneration Committee totaling Baht 99,000 per month;
- Remuneration for the legal advisor at Baht 330,000 per month.
- The Board of Directors bonus at 0.5 per cent of dividend payable at the time of dividend payment.

Such remuneration shall be in effect until such time that the Shareholders' Meeting will determine otherwise. The Meeting also approved the payment of bonus for the Board of Directors consisting 17 members at the rate of 0.5 per cent of dividend which totaled Baht 14,882,424.79.

6. The Meeting re-elected Mr. Somchai Bulsook, Ms. Sujitpan Lamsam, Professor Khunying Suchada Kiranandana, Mr. Charles L. Coltman, III and Dr. Abhijai Chandrasen who have to retire by rotation as the Bank's directors for another term.
7. The Meeting appointed Mr. Supoj Singhasaneh, Mr. Winid Silamongkol, Mr. Thirdthong Thepmongkorn, Mrs. Wilai Buranakittisopon of KPMG Phoomchai Audit Limited as the Bank's auditors for the year 2006; anyone of them be authorized to audit, prepare and sign the audit report. The audit fees are fixed at a total of Baht 11,410,000.

Please be informed accordingly.

Yours sincerely,
KASIKORNBANK PCL

(Ms. Tida Samalapa)
Secretary to the Board of Directors

Executive Secretary & Shareholders Registration
Corporate Communications & Administration Department
Tel. 0 2470-2679